Free Writing Prospectus
Filed Pursuant to Rule 433
Relating to Preliminary Prospectus Supplement Filed June 12, 2006
Registration Statement No. 333-132868
Zions Bancorporation
Free Writing Prospectus Dated June 13, 2006
     The information in this free writing prospectus supplements the information contained in, and should be read together with, the preliminary prospectus supplement of Zions Bancorporation filed with the Securities Exchange Commission (the “SEC”) on June 12, 2006 (including the base prospectus filed with the SEC on March 31, 2006, as well as the documents incorporated by reference therein).
     On June 8, 2006, the Wall Street Journal published an article regarding Zions Bancorporation (“Zions”), the full text of which is reproduced below. The information set forth in the article was not prepared by Zions and, with the exception of the statements and acknowledgements attributed directly to Mr. Evan Hill in the 11th and 12th paragraphs of the article, constitutes the author’s opinion, which is not necessarily endorsed or adopted by Zions. In particular, Zions assumes no responsibility for the statements in the 10th, 13th and 15th paragraphs of the article, which were statements made by people unrelated to Zions.
Wall Street Journal Article
Another Stab At ‘Public’ Options
Zions to Register Securities With SEC That Will
Mimic Stock Awards of Employees
By Serena Ng and David Reilly
     Less than a year after the Securities and Exchange Commission shot down attempts by several companies, including computer-networking giant Cisco Systems Inc., to create “market” values for employee stock options, a bank is preparing to launch a new method of valuing options that it hopes will pass regulatory muster.
     Zions Bancorp, of Salt Lake City, plans to register securities with the SEC as soon as today that will mimic the stock options it grants to employees. The bank hopes to sell those securities in a public auction this month, and the price fetched at that auction would become a “market” value for the securities that the bank could use to determine the expense it must book for awarding options to its employees.
     Buyers of the securities receive payments from Zions when employees exercise their options. If the options expire worthless or aren’t exercised by employees, holders of the securities receive no payments and lose the entire value of their investment. Essentially, Zions is creating what looks and feels like a so-called asset-backed security, with the underlying asset in this case being the options. The bank expects high-net-worth individuals and sophisticated investors to buy the securities. Among other things, these investors would be betting Zion’s stock will continue to rise and thus push Zions employees’ options “into the money.”

     The bank hopes the auction will produce a truer–read: lower–value for employee stock options than would be derived from valuation methods such as Black-Scholes, the standard formula that has been used for years. That would happen, Zions argues, because investors would take into account factors unique to each company’s employee options program that aren’t reflected in most pricing models.
     A lower value would of course mean a lower corresponding expense on the income statement, and thus less of a hit to profit. The lower price would help to offset the company’s cost of issuing the options-linked securities.
     The SEC and the Financial Accounting Standards Board, the rule-making body that decreed companies starting this year must expense options, both have said companies can choose to use formulas or market values to value options.
     But there haven’t been any markets for trading employee stock options, which offer workers the right, but not the obligation, to buy company stock at a preset price at a future date.
     There is no guarantee the SEC will approve Zions’s method, although the bank says it has learned from earlier concerns raised by the SEC when companies tried to establish market values for their stock options. The key: Zions will sell the securities at the highest, “market-clearing” price it receives at the auction.
     Previous attempts to create markets for options-based securities, such as the one considered by Cisco, called for sales through private placements. It created a potential problem in that both the company selling the securities and buyers had an interest in seeing the instruments priced as low as possible.
     Accounting observers say the idea of market pricing for options is good in theory but may not work well in practice. “The pitfall is that there just isn’t enough of the [securities] out there that are being traded,” says Jack Ciesielski, editor of the Analyst’s Accounting Observer.
     Zions is hoping there will be enough competition between bidders to ensure a real market emerges. “I think having it available to the public in an auction that is completely transparent to the SEC–that’s the only way we can go to them and say this worked,” says Evan Hill, a vice president with Zions who helped to develop the product.
     Mr. Hill acknowledges that if the auction produces a price that is way below the value that would be derived from Black-Scholes, the SEC is likely to view it skeptically. Conversely, if the auctions result in prices that exceed Black-Scholes values, it is unlikely to be picked up and copied by other companies.
     A spokesman for Cisco says the San Jose, Calif., company continues “to look for opportunities to engage in a dialogue with the SEC on an approach that will lead to an objective, market-based valuation” to employee stock options. The company is keeping any eye on others’ approach, although last year it began using a pricing formula to value employee options.

     Ultimately, Cisco and other companies will need assurances the benefits of creating securities to set a market value for their options is worth the extra hassle compared with the usual formulas.
     Norman Strauss, an accounting professor at Baruch College in New York, says the success of the Zions’s approach and any others like it “will relate to the passion with which a company feels that option-pricing models are inherently overvaluing the price of their options.”
Forward-Looking Statements
     In addition to historical information, this free writing prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the timing and benefits of the proposed transaction, expected synergies, and anticipated future financial operating performance and results. Such statements encompass Zions’ beliefs, expectations, hopes or intentions regarding future events. Words such as “expects,” “intends,” “believes,” “anticipates,” “should,” “likely” and similar expressions identify forward-looking statements. All forward-looking statements included in this release are made as of the date hereof and are based on information available to Zions as of such date. Zions assumes no obligation to update any forward-looking statement. Risk factors, cautionary statements and other conditions which could cause actual results to differ from management’s current expectations are contained in Zions’ filings with the Securities and Exchange Commission, including the section of Zions’ preliminary prospectus supplement dated June 12, 2006, entitled “Risk Factors.”
     Zions Bancorporation has filed a registration statement (including a prospectus) with the SEC (File no. 333-132868) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Zions Bancorporation, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1 (800) 524-8875. You may also get a copy at www.esoars.com.

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